Form 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August 2012

Commission File Number: 001-33429

Acorn International, Inc.

18/F, 20th Building, 487 Tianlin Road

Shanghai, 200233

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82- N/A

Acorn International, Inc.

Form  6-K

Page
Signature	3

Exhibit 99.1 — Press release dated August 31, 2012	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Acorn International, Inc.

	By:	/s/ Geoffrey Weiji Gao
	Name:	Geoffrey Weiji Gao
	Title:	Principal Financial and Accounting Officer

Date: August 31, 2012

Exhibit 99.1

Contact:
Acorn International, Inc.	CCG Investor Relations
Ms. Natalie Li	Ms. Elaine Ketchmere, CFA
Phone: +86-21-5151-8888 Ext. 2540	Phone: +1-310-954-1345 (Los Angeles)
Email: natalie@chinadrtv.com	Email: elaine.ketchmere@ccgir.com
www.chinadrtv.com
Mr. Crocker Coulson, President
Phone: +1-646-213-1915 (New York)
Email: crocker.coulson@ccgir.com
www.ccgirasia.com

Acorn International Reports Second Quarter 2012 Financial Results

SHANGHAI, China, August 31, 2012 –Acorn International, Inc. (NYSE: ATV) (“Acorn” or the “Company”), a media and branding company in China engaged in developing, promoting and selling products through extensive direct and distribution networks, today announced its unaudited financial results for the quarter ended June 30, 2012.

Summary Financial Results for the Second Quarter of 2012:

•	Net revenues were $46.1 million, down 44.3% from $82.9 million for the second quarter of 2011.

•	Gross profit was $23.2 million, down 34.1% from $35.2 million for the second quarter of 2011.

•	Gross margin increased to 50.3% from 42.4% for the second quarter of 2011.

•	Operating loss was $7.4 million, compared to operating loss of $0.2 million for the second quarter of 2011.

•	Net loss attributable to Acorn was $5.2 million, compared to net income of $3.8 million for the second quarter of 2011.

•	Diluted loss per American Depositary Share (“ADS”) was $0.17, compared to diluted earnings per ADS of $0.13 for the second quarter of 2011.

“In the second quarter of 2012, we saw a 44% decline in revenue, primarily due to decreased demand for existing mobile phone models and slower-than-expected sales of new mobile phone models launched in the second quarter of 2012. Higher media costs continued to impact the Company during the quarter, with rates 17% higher than the same period last year. In response, we reduced our TV advertising airtime by focusing on TV channels with the most effective media utilization and ceased the cooperation with less effective TV channels, which adversely impacted our TV direct sales, particularly for lower margin products. We also discounted prices of our older electronic learning products in order to clear our existing inventory in advance of the July launch of our new products incorporating mobile internet interactive features. Although we saw an improvement in gross margin and kept other operating expenses under control, we incurred a loss during the quarter,” said Mr. Don Yang, CEO of Acorn. “Going forward, we will seek to maximize the effectiveness of our media spending and accelerate new product launches to energize our sales platforms, diversify our product mix and help us return to a growth trajectory. We recently introduced new product upgrades to our popular line of Yierjian fitness products that have been well received by our customers. We expect to see accelerated sales of our new electronic learning products from recent levels in the third quarter and plan to launch new beauty products in October in advance of the peak season for cosmetics. We will continue to monitor China’s mobile phone market and plan to test market new models in the second half of the year. Additionally we will cooperate with certain insurance companies to promote and sell insurance products. Finally, we are also in the process of establishing a joint venture between Acorn and Guthy-Renker LLC (“Guthy-Renker”), which, upon completion, will sell Guthy-Renker branded products in China. We expect that such joint venture will be completed in the second half of 2012. ”

Business Results for the Second Quarter of 2012:

•

Sales of mobile phones generated revenues of $14.1 million, representing 30.5% of total revenues, in the second quarter of 2012. Mobile phone sales declined 74.1% from the second quarter of 2011, primarily due to decreased demand for existing mobile phone models and slower-than-expected sales of the new mobile phone models launched in the second quarter of 2012. The Company intends to launch new mobile phones models in the second half of 2012.

•

Sales of fitness products (namely our Yierjian product line first launched in the third quarter of 2011), performed well in the second quarter of 2012 and generated revenues of $13.7 million, representing 29.6% of total revenues. The Company expects the fitness product line to remain one of its major revenue drivers in 2012.

•

Other direct sales platforms, represented by third-party bank channels, outbound calls, catalogs and Internet sales declined 53% in the second quarter of 2012 as compared to the second quarter of 2011. The decline in other direct sales was primarily due to the lower sales from third-party bank channels as the Company ceased its cooperation with certain banks where sales through these banks were unprofitable, and slower sales from outbound calls and Internet sales as a result of the lower-than-expected performance of newer products including newly launched mobile phones.

Second Quarter 2012 Results:

Total net revenues were $46.1 million for the second quarter of 2012, a decrease of 44.3% from $82.9 million for the second quarter of last year. Direct sales contributed to 93.4%, or $43.1 million, of the total net revenues for the second quarter of 2012, a decrease of 44.3% from $77.3 million for the same period last year. The decrease in direct sales levels resulted mainly from a decline in sales generated from mobile phones, cosmetics and collectible products.

Distribution sales net revenues decreased 45.0% year-over-year to $3.1 million from $5.6 million for the second quarter of 2011, primarily due to the decreased demand for existing electronic learning device models and price discounts offered to distributors on older models prior to Acorn’s launch of new electronic learning devices incorporating mobile internet interactive features.

The table below summarizes the gross revenues of the Company for the second quarter of 2011 and 2012, broken down by product categories:

	2012 Q2 $‘000	Sales %	2011 Q2 $‘000	Sales %
Mobile phones	14,104	30.51%	54,495	65.61%
Fitness products	13,692	29.62%	N/A	N/A
Collectible products	4,133	8.94%	6,625	7.98%
Consumer electronics	3,069	6.64%	4,064	4.89%
Electronic learning products	2,335	5.05%	4,559	5.49%
Jewelry and accessories	1,708	3.69%	1,387	1.67%
Cosmetics	1,329	2.87%	6,541	7.87%
Health products	1,180	2.55%	1,627	1.96%
Other products	4,683	10.13%	3,763	4.53%

Total gross revenues	46,233		83,061

Cost of sales for the second quarter of 2012 was $22.9 million, representing a 51.9% decrease from $47.7 million for the second quarter of 2011, primarily due to the decrease in sales.

Gross profit for the second quarter of 2012 was $23.2 million, a decrease of 34.1% as compared to $35.2 million for the second quarter of 2011. Gross margin was 50.3% in the second quarter of 2012, as compared to 42.4% in the same period in 2011. The increase in gross margin was largely due to a shift in product mix toward fitness products sales, which generally have higher margins, and reduced sales of lower margin mobile phones. This was partially offset by lower average selling prices for electronic learning products.

Advertising expenses were $12.9 million for the second quarter of 2012, down 16.3% from $15.4 million for the second quarter of 2011. Gross profit over advertising expenses, a benchmark Acorn uses to measure return on its multiple sales platforms, was 1.80 in the second quarter of 2012, down from 2.28 in the second quarter of 2011. The decline was primarily as a result of higher media prices, as well as the decline in our sales.

Other selling and marketing expenses decreased 18.1% to $11.6 million from $14.1 million for the second quarter of 2011. The decrease in expenses was not in line with the decline in our sales, mainly due to larger contribution of fitness products to total revenues, which have higher delivery costs, as well as the increase in labor costs of sales and marketing personnel.

General and administrative expenses were $6.6 million for the second quarter of 2012, representing a 3.0% increase from $6.5 million in the second quarter of 2011.

Other operating income, net, was $0.5 million for the second quarter of 2012, as compared to $0.6 million in the second quarter of 2011.

As a result, operating loss was $7.4 million, as compared to operating loss of $0.2 million in the second quarter of 2011.

Other income, primarily from interest income and income from the sale of the Company’s Eroda trademark, was $3.0 million, as compared to $5.6 million in the second quarter of 2011. In the year ago period, the Company generated investment income of approximately $5.4 million from the disposal of the equity interests in a jewelry sales company.

Share-based compensation was $124,392 for the second quarter of 2012, as compared to $34,116 in the second quarter of 2011.

The Company recorded an income tax expense of $0.9 million in the second quarter of 2012 as compared to income tax expense of $1.0 million in the second quarter of 2011.

Net loss attributable to Acorn was $5.2 million, as compared to net income of $3.8 million in the second quarter of 2011.

Diluted loss per American Depositary Share (“ADS”) was $0.17, as compared to diluted earnings per ADS of $0.13 for the second quarter of 2011.

As of June 30, 2012, Acorn’s cash and cash equivalents, including restricted cash and short-term investments, totaled $110.5 million, as compared to $122.7 million as of December 31, 2011.

Other information:

In June 2012, our subsidiary, Shanghai HJX Digital Technology Co., Ltd. (“Shanghai HJX”) received 18 court briefs and relevant case materials from Beijing City First Intermediate People’s Court alleging that Shanghai HJX and Beijing City Large and Medium Sized Home Appliances Chain Sale Co., Ltd. (“Beijing Home Appliance”), infringed copyrights controlled by the plaintiff Yang Ya Zi Dian Co., Ltd. (“Yang Ya Zi Dian”). Yang Ya Zi Dian claims that in Mainland China it is the exclusive licensee of the copyright “Let’s Talk In English” and “Studio Classroom” (the “Copyrights”). Yang Ya Zi Dian claims that Shanghai HJX’s unauthorized use of the foregoing content on its website and its nine models of electronic learning products manufactured by Shanghai HJX and Beijing Home Appliance’s sale of the foregoing products infringed upon the Copyrights, and brought separate lawsuits for each alleged infringement against Shanghai HJX and Beijing Home Appliance.

Damages or remedies sought by Yang Ya Zi Dian primarily focus on (i) monetary damages for the alleged infringements (possibly totaling up to RMB 10.8 million); (ii) termination by Shanghai HJX of the manufacture and sale of electronic learning devices allegedly infringing the Copyrights; and (iii) termination by Beijing Home Appliance of the sale of electronic learning devices manufactured by Shanghai HJX allegedly infringing the Copyrights. The Company is actively defending such allegations and the dates of relevant court hearings are to be determined.

Fiscal Year 2012 Business Outlook:

Due to lower-than-anticipated performance in the first half of 2012 and the overall macro-economic environment in China, the Company is revising its guidance. The Company now anticipates revenues between $260 million and $280 million and a net loss between $14 million and $16 million.

In the second half of 2012, Acorn will seek to improve effectiveness of its media spending by collaborating with its most effective TV channel partners to choose the best programs and times to air infomercials for its top performing products. Acorn also intends to build up new sales channels for its own branded products on the platforms of China’s leading e-Commerce companies and plans to strengthen control and management of its distribution network, which is expected to have a positive impact on sales in the second half of 2012. The Company plans to further diversify its product offerings with seven to nine new products planned for the second half of 2012, including electronic learning products, fitness products, cosmetics and mobile phones, helping energize its direct sales platforms. At the same time, the management team remains focused on controlling costs and continuously improving operations.

These estimates and actions are subject to change. Also, Acorn reminds investors that its operating results in each period vary significantly as a result of the mix of products sold in the period and the platforms through which they are sold. Therefore, the operating results for interim periods are not necessarily indicative of results that may be expected for any other interim period or for the full year. Consequently, in evaluating the overall performance of Acorn’s multiple sales platforms in any period, management also considers metrics such as operating margin and gross profit return on advertising expenses.

Conference Call Information

The Company will host a conference call at 8:00 a.m. ET on August 31, 2012 (8:00 p.m. Beijing Time) to review the Company’s financial results and answer questions. You may access the live interactive call via:

— 1-800-860-2442 (U.S. Toll Free)

— 1-412-858-4600 (International)

— 1-866-605-3852 (Canada Toll Free)

— 800-962475 (Hong Kong Toll Free)

— 10-800-120-2304 (China South Toll Free)

— 10-800-712-2304 (China North Toll Free)

Please dial-in approximately 5 minutes in advance to facilitate a timely start.

A replay will be available until 9:00 a.m. ET on September 11, 2012 and may be accessed via:

— 1-877-344-7529 (U.S. Toll Free)

— 1-412-317-0088 (International)

— Conference number: 10017303

A live and archived webcast of the call will be available on the Company’s website at http://ir.chinadrtv.com.

About Acorn International, Inc.

Acorn is a media and branding company in China, operating one of China’s largest TV direct sales businesses in terms of revenues and TV airtime, and other direct sales platforms and a nationwide distribution network. Acorn’s TV direct sales platform consists of airtime purchased from both national and local channels. Acorn’s other direct sales platforms include catalogs, third-party bank channels, outbound telemarketing center and e-commerce websites. Acorn has built a proven track record of developing, promoting and selling proprietary-branded products, as well as products from established third parties. For more information, please visit http://ir.chinadrtv.com.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995

This press release contains “forward-looking statements,” including, among other things, Acorn’s anticipated operating results for 2012; Acorn’s marketing strategy; Acorn’s ability to maximize the effectiveness of its media spending and enhance media return; Acorn’s ability to accelerate new product launches or further diversify its product mix, the potential impact on the sales of Acorn in connection with its new electronic learning products in the third quarter and the planned launch of new beauty products in October; Acorn’s ability to test market new mobile phone models in the second half of 2012 or at all; any continued or sustained improvement in sales of Acorn’s mobile phones, fitness products or electronic learning products; the Company’s ability to successfully introduce new products and services as planned; Acorn’s ability to enter into cooperation with certain insurance companies; Acorn’s ability to complete the joint venture with Guthy-Renker in the second half of 2012 and the expected benefits from such joint venture; the ability for the fitness product line to become a major revenue driver in 2012; the Company’s ability to further diversify its product offerings; its ability to defend any litigation and anticipated damages and remedies related to the alleged copyright infringement by the Company’s subsidiary; and the Company’s ability to further enhance its direct sales platform, strengthen its distribution channels and improve effectiveness of its media spending. These forward-looking statements are not historical facts but instead represent only the Company’s belief regarding future events, many of which, by their nature, are inherently uncertain and outside of the Company’s control. The Company’s actual results and financial condition and other circumstances may differ, possibly materially, from the anticipated results and financial condition indicated in these forward-looking statements. Acorn’s business may not improve in the remainder of 2012 and the Company may fail to meet the operating results expectations. In particular, the operating results of the Company for any period are impacted significantly by the mix of products and services sold by the Company in the period and the platforms through which they are sold, causing the operating results to fluctuate and making them difficult to predict. The Company may not be able to maintain the sales and margin of such products at current level in the event that there is a change in the customers’ preference, which may results in a material adverse impact on the Company’s results of operations and financial conditions.

Other factors that could cause forward-looking statements to differ materially from actual future events or results include risks and uncertainties related to: the Company’s ability to effectively consolidate the distribution channels, the Company’s ability to successfully improve or introduce new products and services, including to offset declines in sales of existing products and services; the Company’s ability to stay abreast of consumer market trends and maintain the Company’s reputation and consumer confidence; the Company’s ability to execute and maintain a successful market strategy, continued access to and effective usage of TV advertising time and pricing related risks; relevant government policies and regulations relating to TV media time and TV direct sales programs, including the new SARFT regulations and actions that may make TV media time unavailable to the Company or require the Company to suspend or terminate a particular TV direct sales program; potential unauthorized use of the Company’s intellectual property; potential disruption of the Company’s manufacturing processes; increasing competition in China’s consumer market; the Company’s U.S. tax status as a passive foreign investment company; and general economic and business conditions in China. The financial information contained in this release should be read in conjunction with the consolidated financial statements and notes thereto included in the Company’s2011 annual report on Form 20-F filed with Securities and Exchange Commission on April 23, 2012. For a discussion of other important factors that could adversely affect the Company’s business, financial condition, results of operations and prospects, see “Risk Factors” beginning on page 6 of the Company’s Form 20-F for the fiscal year ended December 31, 2011. The Company’s actual results of operations for the second quarter of 2012 are not necessarily indicative of its operating results for any future periods. Any projections in this release are based on limited information currently available to the Company, which is subject to change. Although such projections and the factors influencing them will likely change, the Company will not necessarily update the information. Such information speaks only as of the date of this release.

Statement Regarding Unaudited Interim Financial Information

The condensed, consolidated financial statements included herein are unaudited. These statements include all adjustments (consisting of normal recurring accruals) that we considered necessary to present a fair statement of our results of operations, and financial position. The results reported in these condensed, consolidated financial statements should not be regarded as necessarily indicative of results that may be expected for the entire year. It is suggested that these condensed, consolidated financial statements be read in conjunction with the financial statements and notes thereto included in our 2011 consolidated financial statements.

ACORN INTERNATIONAL, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(In US dollars)

	December 31, 2011	June 30, 2012
	(audited)	(unaudited)
Assets
Current assets:
Cash and cash equivalents	111,180,139	99,950,459
Restricted cash	1,556,852	512,577
Short-term investments	9,993,720	9,994,688
Accounts receivable, net	16,693,959	12,770,587
Notes receivable	—	536,752
Inventory	32,888,645	26,318,443
Prepaid advertising expenses	11,654,922	8,486,308
Other prepaid expenses and current assets, net	9,928,245	8,340,161
Deferred tax assets, net	3,465,795	1,204,261

Total current assets	197,362,277	168,114,236
Prepaid land use right	8,105,061	7,988,419
Property and equipment, net	29,803,901	28,589,110
Acquired intangible assets, net	2,126,596	1,961,355
Investments in affiliates	6,794,955	6,769,171
Other long-term assets	1,482,881	817,883

Total assets	245,675,671	214,240,174

Liabilities and equity
Current liabilities:
Accounts payable	21,023,807	10,798,205
Accrued expenses and other current liabilities	18,910,178	11,907,839
Notes payable	4,411,840	1,558,602
Income taxes payable	3,603,813	247,397
Dividend payable	467	122

Total current liabilities	47,950,105	24,512,165
Deferred tax liability	831,006	827,852

Total liabilities	48,781,111	25,340,017

Equity
Acorn International, Inc. shareholders’ equity:
Ordinary shares	945,666	945,944
Additional paid-in capital	160,632,659	160,811,936
Statutory reserve	5,442,682	7,547,128
Retained earnings	10,517,590	989,400
Accumulated other comprehensive income	30,320,856	29,657,265
Treasury stock, at cost	(11,463,946)	(11,463,946)

Total Acorn International, Inc. shareholders’ equity	196,395,507	188,487,727
Non-controlling interests	499,053	412,430

Total equity	196,894,560	188,900,157

Total liabilities and equity	245,675,671	214,240,174

ACORN INTERNATIONAL, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In US dollars)

	3 Months Ended June 30		6 Months Ended June 30
	2011	2012	2011	2012
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net revenues
Direct sales	77,281,772	43,062,899	138,464,498	94,947,901
Distribution sales	5,570,146	3,063,849	28,339,447	19,293,795

Total	82,851,918	46,126,748	166,803,945	114,241,696

Cost of revenues
Direct sales	(43,572,386)	(20,076,929)	(75,690,138)	(46,847,985)
Distribution sales	(4,116,819)	(2,864,559)	(18,970,648)	(13,516,865)

Total	(47,689,205)	(22,941,488)	(94,660,786)	(60,364,850)

Gross profit
Direct sales	33,709,386	22,985,970	62,774,360	48,099,916
Distribution sales	1,453,327	199,290	9,368,799	5,776,930

Total	35,162,713	23,185,260	72,143,159	53,876,846

Operating (expenses) income
Advertising expenses	(15,417,458)	(12,902,859)	(32,037,888)	(28,735,819)
Other selling and marketing expenses	(14,101,677)	(11,552,324)	(26,197,640)	(24,866,230)
General and administrative expenses	(6,454,672)	(6,645,693)	(13,514,455)	(13,135,313)
Other operating income, net	583,492	549,176	1,053,656	1,361,382

Total operating (expenses) income	(35,390,315)	(30,551,700)	(70,696,327)	(65,375,980)

Income (loss) from operations	(227,602)	(7,366,440)	1,446,832	(11,499,134)

Other income	5,603,559	3,032,501	5,766,930	4,046,878

Income (loss) before income taxes, and equity in losses of affiliates	5,375,957	(4,333,939)	7,213,762	(7,452,256)

Income tax (expenses) benefits
Current	(1,045,339)	1,384,275	(2,006,183)	2,196,152
Deferred	—	(2,252,622)	—	(2,252,622)

Total income tax (expenses) benefits	(1,045,339)	(868,347)	(2,006,183)	(56,470)

Equity in losses of affiliates	(581,329)	—	(689,519)	—

Net income (loss)	3,749,289	(5,202,286)	4,518,060	(7,508,726)

Net income attributable to noncontrolling interests	48,574	42,725	160,226	84,982

Net income (loss) attributable to Acorn International, Inc.	3,797,863	(5,159,561)	4,678,286	(7,423,744)

Income (loss) per ADS
Basic	0.13	(0.17)	0.16	(0.25)
Diluted	0.13	(0.17)	0.16	(0.25)
Weighted average number of ordinary shares used in
Basic	89,380,055	89,960,438	89,338,169	89,953,271
Diluted	89,818,437	89,971,610	89,611,496	89,967,442